Exhibit 23.1




                Consent of Independent Auditors





The Board of Directors and Stockholders
Unique Mobility, Inc.:



 We consent to incorporation by reference in Amendment No.2 to the registration statement (No. 333-23843) on Form S-3 of Unique Mobility, Inc. of our report dated June 26, 1997 relating to the consolidated balance sheets of Unique Mobility, Inc. and subsidiaries as of March 31, 1997 and October 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the five months ended March 31, 1997 and each of the years in the three-year period ended October 31, 1996, which report appears in the March 31, 1997 Transition Report on Form 10- KT/A of Unique Mobility, Inc., and to the reference to our firm under the heading "Experts" in the registration statement and prospectus.



                                   KPMG Peat Marwick LLP


Denver, Colorado
September 2, 1997